FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 19, 2004, titled “AFP PROVIDA S.A. reports its results at June 30, 2004. ”

Item 1

FOR IMMEDIATE RELEASE

Contact:
Maria Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 19, 2004 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended June 30, 2004. All figures are expressed in Chilean pesos and were prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for June 30, 2003 are inflation adjusted by the year on year CPI figure of 0.6% .

AFP PROVIDA S.A. reports its results at June 30, 2004

GENERAL HIGHLIGHTS FOR THE FIRST HALF 2004

Net income for the first half of 2004 (1H04) amounted to Ch$16,367.8 million, a 3.3% higher in real terms to the figure recorded for the same period in 2003. This positive evolution is the result of higher operating income where it highlights higher fee income and a moderate increase in operating expenses that were able to overshadow the weak performance recorded by mandatory investments. Likewise, non-operating factors basically refereed to both lower results from related companies and higher income tax partially offset the effect of the favorable operating performance. In consequence earnings per share during the first half, reached Ch$49.40 while in the first half of 2003 (1H03) they reached Ch$47.84.

In terms of operating revenues, Provida grew 5.5% with respect to 1H03, fundamentally as a result of higher fee income (8.8%) given higher collection levels, effect partially offset by lower gains on mandatory investments (32.0%) due to extraordinary levels of returns exhibited in local and foreign stock markets in 2003. Regarding operating expenses, they increased 1.5% with respect to 1H03,figure adjusted by the consolidation effect of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic, the latter affiliated consolidated from September 2003, reports an increment of only Ch$96.8 million (0.2%) in local terms. In the above, it highlights the positive evolution shown by administrative remunerations sustained basically by lower severance payments since an extraordinary retirement plan was in force in the first half of 2003, as well as cost savings given the lower number of staff during the period. The above was offset by higher administrative expenses related to the externalization process and services rendered to AFC, adding higher costs in L&D insurance refereed to the temporary premium given the growth registered in collection. As a result,operating income reached Ch$19,169.6 million, higher by 14.8% or Ch$2,474.8 million to the previous year.

With respect to L&D insurance expenses, Provida has informed to the Superintendency of Pension Fund Administrators relación al gasto del seguro de I&S, that as a result of a deep analysis of its client portfolio and the basis used by insurance companies to determine casualty values, it has concluded that the costs for casualties informed by the insurance companies, which basis are used according to the norm to constitute provisions, do not effectively cover liabilities for this concept. Besides, it was concluded that there is no an adequate correlation between revenues and expenses of each period since results of a period are affected by casualty rate obligations incurred in previous periods. Consequently to the above provisions for unfavorable casualty rate corresponding to contracts of periods prior to 2004 were constituted, recorded to cumulative profits at the beginning of the period. Therefore, in the first half of 2004, unlike previous periods, only casualty rate corresponding to August 2003/December 2004 contract was accounted in results, through the

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application of the accrued criterion over provisions, which consists to acknowledge casualty rate in the coverage period, thus maintaining an adequate correlation between revenues and expenses in the period. At the date of issuance of the financial statements, the Superintendency of Pension Fund Administrators has not ruled over the set forth situation, informing through a note to Provida that it is analyzing the Company's proposal.

Regarding non-operating results, they recorded an unfavorable evolution sustained by lower results from subsidiaries that internationally were fundamentally affected by the effects of exchange rate and the exclusion of AFPC Porvenir's results in Colombia, and locally by higher losses of two subsidiaries (PreviRed and AFC) that have not yet reached break-even point. The above was partially offset by the higher other non operating revenues resulting from the earning obtained in the sale of 30% stake of AFP Porvenir, in the Dominican Republic, a previous step to the agreed merger between this AFP with AFP Crecer, the AFP of BBVA Group in that country.

Since Provida became the sole shareholder of AFP Genesis (Ecuador) and has a 70% equity interest in AFP Porvenir (The Dominican Republic), Provida's financial statements are consolidated with those subsidiaries, which implied to acknowledge in all components of its results, a net income of Ch$202.3 million of AFP Genesis and a net loss of Ch$266.4 million of AFP Porvenir in the first half of 2004.

At June 30, 2004, Provida maintains its leading position in the Chilean pension fund industry,totaling US$15,462 million in assets under management and a portfolio of 2.95 million affiliates equating to market shares of 31.56% and 41.92%, respectively.

HIGHLIGHTS OF THE SECOND QUARTER 2004

Net income for the second quarter 2004 (2Q04) amounted to Ch$8,602.5 million, Ch$120,2 million or 1.4% lower than the figure obtained in the second quarter of 2003 (2Q03). In the period, it highlights the favorable performance reached by operating income that increased 11.9% or Ch$1,106.0 million, given the important increment in fee income together with a reduction in operating expenses with a partial compensation of the weak behavior on gains on mandatory investments. In fact, the Core Business result (defined as the difference between fee income and operating expenses) increased 89.1% or Ch$4,049.0 million. Nevertheless, higher non-operating losses offset such effect, basically due to lower results from related companies (both local and foreign) and the negative impact of price level restatement.

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AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, El Salvador and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	June, 2004	Market Share
	Number of Affiliates	2,953,884	41.92%
	Number of Contributors	1,368,255	40.45%
	Number of Pensioners	303,809	37.90%

	Collection Base (US$ Million)	608	35.23%
	AUM (US$ Million)	15,462	31.56%
	Pension Fund Average Real Return (1H04)	3.27%
	Pension Fund A Real Return (1H04)	3.22%
	Pension Fund B Real Return (1H04)	2.84%
	Pension Fund C Real Return (1H04)	3.43%
	Pension Fund D Real Return (1H04)	3.22%
	Pension Fund E Real Return (1H04)	3.51%

	Other Variables	June, 2004	Market Share
	Number of Branches	106	40.93%
	Number of Administrative Employees	1,050	32.03%	(1)
	Number of Sales Agents	568	24.38%	(1)
	(1) Market Share in May, 2004.

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST HALF 2004 (1H04)
  The Chilean economy experimented a growth of 4.8% in the first semester of 2004, in a scenario where inflation is in line with the medium-term targets established by the Central Bank, exports reaching record levels and the internal demand showing clear signs of recovery both in consumption and investment.

  Regarding external accounts, cumulative commercial surplus in a year surpasses US$6,000 million, beating all historical records which is sustained by both, the increase in volumes as well as prices of exports. In the latter, it is not only highlighted copper price but also pulp, elaborated timber products, fish flour and salmon among others, which have been benefited by the dynamism shown by international markets. Likewise, imports have started a clear recovery, growing at inter-annual rates of two digits fundamentally explained by higher imported volumes, with the exception of oil.

   Moreover, domestic demand has also supported the economic recovery, growing to slightly higher levels than the product boosted by both durable consumer goods as well as fixed capital investment.

  Despite the favorable context previously described referred to the labor market, a factor of great relevance to the pension industry, the unemployment rate for April-June 2004 quarter reached 9.6% representing an increase of 0.5 points with respect to the same quarter in 2003 and 0.2 with respect to last quarter. Although such evolution reflects a drop in the pace of creating jobs, this problem is related to self-employed workers, a group that experienced an extraordinary job increment in 2003. On the contrary, information regarding salaried-employment, main support of the aggregate demand, shows that it has recovered at an increasingly pace after a temporary decrease shown at the beginning of 2003 and currently jobs are created at rates close to 3% . Likewise, regarding self employed jobs and after a significant increase exhibited in 2003, it has occurred an important drop during the last months, which reached 5% in June. Probably, the above is explained since a larger number of self-workers actively seeks salaried-jobs given the better conditions shown in the formal labor market.

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  Summarizing, the problem of high and growing unemployment rate reflected in last month-figures is considered to be transitory due to it reached its highest point in May (when most self-jobs were created in 2003) and it should be corrected during August or September when this 2003 anomaly disappears.

  Finally, another aspect supporting the above, is the economy's capacity of creating jobs. In figures, unemployment rate of heads of household has systematically fallen from 9.4% in June 2002 to 7.1% until now. Additionally, the number of full time workers (35-48 hours)increased from 48.9% in June 2003 to 52.6% in June 2004. Likewise, the latter has been accompanied by a drop in the proportion of employees that work more than 48 hours (from 35.0% to 30.8%), which can reflect an anticipated adjustment to the regulation that reduces working day; or that extraordinary hours are replaced by a larger number of workers supported by entities' better perception of activity in the medium term.

  Provida's Net Income to June 2004 reached Ch$16,367.8 million, equivalent to an average return on equity of 20.01%, a real increase of 3.3% or Ch$518.9 million with respect to1H03. In operating terms and as part of this positive variation, it highlights the good behavior shown by fee income given the favorable evolution in collection levels (a 9.8%higher than the figure recorded in 1H03). This effect was partially offset by lower gains on mandatory investments resulting from the extraordinary returns obtained in 1H03 sustained by the recovery observed in stock markets. In terms of operating expenses, they increased1.5% (only 0.2% if the consolidation effect from affiliates is excluded), where the drop of administrative remuneration is highlighted generated by lower severance payments since an extraordinary retirement plan was in force in 2003, as well as savings obtained by the lower number of administrative staff maintained in the period. Such effect was offset by higher administrative expenses referred to the externalization process (external collection and pension payments) originated by agencies' reconversion and the hiring of outsourcing services fundamentally to render services to AFC, as well as the higher cost of L&D Insurance due to a higher temporary premium concerning collection growth. In this way,operating income grew by Ch$2,474.8 million or 14.8% in real terms with respect to the first semester of 2003, whereas the Core Business result, defined as the difference between fee income and operating expenses, increased 40.1% due to higher fee income previously explained.

  The non-operating result records a decrease of 64.2% or Ch$850.3 million principally due to lower investment earnings contributed by related companies, that in terms of foreign affiliates' results are affected by the Chilean peso appreciation respect to dollar (9.0%respect to June 2003), adding the lower performance reached by AFORE Bancomer in Mexico- (local currency depreciation of 10% with respect to dollar over June 2003 and lower earnings on investment in the local collection entity), and AFP Horizonte in Peru(lower gains on mandatory investments), and the exclusion of Porvenir's results in Colombia after its sale carried out in September 2003. Adding to the above are higher losses in local affiliates PreviRed.com and AFC due to they have not yet reached break-even point. Partially offsetting the above, is the higher non-operating income basically explained by earnings obtained in the sale of 30% stake in AFP Porvenir in the Dominican Republic to the Progreso Group, which is a previous step to the merger agreed between this AFP with AFP Crecer, the AFP of BBVA Group in that country.

  Concerning income taxes, higher expenses recorded in the semester are associated with both higher tax results obtained during the period as well as the higher current tax rate(16.5% in 2003 versus 17.0% in 2004). Adding to the above, is an adjustment on the tax expense basically concerned to deferred taxes originated by the 2003 tax liquidation made in April 2004.

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	1H04	1H03	Change	%

	(Million of constant Chilean pesos at June 30, 2004, except percentages)
Operating Income	19,169.6	16,694.8	2,474.8	14.8%
Total Operating Revenues	59,704.6	56,616.5	3,088.1	5.5%
Total Operating Expenses	(40,535.1)	(39,921.8)	(613.3)	1.5%
Other Income (Expenses)	474.0	1,324.4	(850.3)	-64.2%
Income Taxes	(3,275.8)	(2,170.2)	(1,105.6)	50.9%
Net Income	16,367.8	15,848.9	518.9	3.3%
  Earnings per share (each ADR represents fifteen shares) reached Ch$49.40 in 1H04,which favorably compares to Ch$47.84 obtained in 1H03. At June 30, 2004, the total number of outstanding shares stood at 331,316,623, registering no change with respect to1H03.
Business Development
  Operating Revenues reached Ch$59,704.6 million during 1H04, representing a real increase of 5.5% or Ch$3,088.1 million with respect to 1H03. The above resulting from the favorable result recorded by fee income that registered a positive variation of Ch$4,323.5million or 8.8% sustained by higher collection levels. Partially offsetting this favorable evolution are lower gains on mandatory investments by Ch$1,678.7 million or 32.0% due to higher returns reached in 1H03 given the recovery of stock markets. Additionally, other operating revenues positively contributed with Ch$411.6 million or 28.5% given revenues of Ch$116.6 million by services rendered to AFC and Ch$302.9 million from consolidated affiliates, adding financial revenues from insurance contracts prior to the current one by Ch$31.7 million or 4.2%.

  Fee Income for the first half of 2004 reached Ch$53,508.6 million, representing an increment of 8.8% or Ch$4,323.5 million, as a result of the positive evolution shown by collection with an increase of 9.8% with respect to the first half of previous year. The above is fundamentally supported by the positive results reached by commercial management referred to both capture of new affiliates as well as positive net transfers achieved with the remain AFPs. The average number of contributors ascended to a total of 1,481,543 in the first half of 2004, where it highlights that the Company has maintained its leading position in the Chilean pension system with a market shares over 41.0% at June 2004.

  Moreover, regarding voluntary pension savings (APV), the Company has experienced an important increase in both volumes of administered funds as well as revenues perceived for this concept. In figures, assets under management by APV ascended to Ch$100,102 million in 1H04, which represents an increase of 20.2% with respect to the same period last year,whereas returns perceived for this concept reached Ch$160 million, a 39% higher than the figure recorded in 1H03. Regarding market shares within AFP Industry, Provida accounts for49.5% of accounts administered by AFPs and 18.2% of associated funds, at May 2004.

  Gains on Mandatory Investments reached Ch$3,562.5 million, representing a decrease of Ch$1,678.7 million (32.0%) with respect to 1H03. The lower return is basically explained by the weak performance obtained by investment in local (IPSA –0.1%, IGPA +2.5%) and foreign stock markets (Dow Jones -0.2%, Nasdaq +2.2%, MSCI US Value +2.0%, MSCI Europe ex UK +1.2). This result is compared with the extraordinary return exhibited by stock markets in the first half of 2003, local (IPSA +22.8%, IGPA +18.9%) and foreign stock markets (Dow Jones +7.7%, Nasdaq +21.5%, MSCI US Value +13.5%, MSCI Europe ex UK +10.5%). As a consequence, the average weighted nominal return of the pension

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  funds for the first half of 2004 reached 3.84%, that negatively compares with the 6.54% reached in 1H03.
  Operating Expenses increased by 1.5% or Ch$613.3 million, from Ch$39,921.8 million in 1H03 to Ch$40,535.1 million in 1H04. Of such deviation, Ch$516.5 million stem from higher consolidation costs of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic where the latter contributes with Ch$509.5 million since this affiliate began to be consolidated in September 2003. Therefore in local terms, expenses only increased by Ch$96.8 million (0.2%). It highlights in this result, savings in administrative personnel remuneration by Ch$1,079.2 basically sustained by lower severance payments since an extraordinary retirement plan was in force in 2003; as well as savings in remuneration and benefits granted to personnel due to the lower staff in the period. The latter was partially offset by higher administrative expenses related to the externalization process and the services rendered to AFC, as well as a higher cost of L&D insurance due to higher temporary premium paid for the increase in collection.

  The Administrative Personnel Remunerations to June 2004 reached Ch$7,513.4million, lower in Ch$923.7 million or 10.9% with respect to 1H03. If the effect from the consolidation of affiliates –AFP Genesis (Ecuador) and AFP Porvenir (Dominican Republic)-is discounted, the remuneration are lower in Ch$1,079.2 million (13.4%). On the local scene, it highlights that the Company has maintained special emphasis on efficiency of its administrative structure that has resulted in the review and externalization of process,which led to a drop in the staff number. In figures, the average number of staff reflects a fall of 3.9% from 1,090 in 1H03 to 1,048 employees in 1H04, whereas at the end of each period administrative staff decline from 1,064 to 1,050, equivalent to a decrease of 1.3%. Therefore, the semester records lower salaries and benefits, adding lower severance payments since an extraordinary retirement plan was in force in 1H03, as well as lower costs for seniority awards since in 2003, the Company opted to acknowledge this benefit on accrued proportion of working years and not only when the seniority was reached, recording the cumulative effect of this accounting change in May of such year.

  Sales Personnel Remuneration diminished from Ch$4,327.7 million in 1H03 to Ch$4,291.6 million in 1H04, representing a positive variation of Ch$36.1 million (0.8%). It is to be noted that if the figures are analyzed by excluding expenses from consolidated companies, the positive variation increased by Ch$205.5 million or 4.8% basically sustained by lower costs in rewards due to lower extraordinary incentives for transfers without spoiling results due to the semester recorded positive results in number of cases and client salary base. Moreover, lower salaries and benefits are recorded as a result of lower staff. Behind the latter are the adjustments to sales force in order to maintain highly productive sales agents oriented to grant pension advisory. In figures, the average number of sales personnel dropped from 640 in 1H03 to 571 in 1H04, representing a fall of 10.7%. With respect to the evolution at the end of each period, the sales force fell from 635 to 568 sales agents, recording a decrease of 10.6%.

  Expenses for Life and Disability Insurance (L&D) during 1H04 reached Ch$20,928.6 million, representing an increase of Ch$615.9 million or 3.0 % with respect to 1H03. The

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  above is mainly the result of higher expenses for temporary premiums of Ch$1,394.9 million (10.1%) as a result of the growth in collection levels. The above was partially offset by lower provisions and payments made for unfavorable casualty rate by Ch$825.5 million (12.8%) due the application of an accrued criterion over provisions, consisting of acknowledging casualty rate in the coverage period of the contract. Thus, during 1H04 it was only recognized in results the casualty rate for the August- 2003/ December-2004 policy.

  The adopted criterion was a consequence that Provida has deeply analyzed the casualty rate of its client portfolio and the basis used by insurance companies to determine casualty values, also developing a predictive model. Based on the above, Provida concluded that the costs for casualties informed by the insurance companies, which basis are used according to the norm to constitute provisions, were not enough to effectively cover policies' casualty rate. The above since technical reserves of the insurance contracts undervalue the casualty rate costs fundamentally by "generic reserves or at average cost", which give a lower event probability to the casualties than undervalue casualty costs, adding that the casualties economic value are not corrected timely according to the interest rates prevailing in the market. Additionally, it was concluded that there is no an adequate correlation between revenues and expenses of each period since results of a period are affected by casualty rate obligations incurred in previous periods.

  Provida has released this information to the Superintendency of Pension Fund Administrators which is entitled to promulgate accounting regulations ruling the pension industry, to complement instructions given at the close of 2003 and include the above variables in the constitution of provisions for casualty rate, considering that this situation affects the pension fund industry as a whole. At the date of issuance of the financial statements, the Superintendency of Pension Fund Administrators has not ruled over the situation, informing through a note to Provida that it is analyzing the Company's proposal.

  According to the above, the total of constituted provisions for unfavorable casualty rate it has been included Ch$8,194.9 million corresponding to contracts of periods prior to 2004. This amount has been recorded to account on cumulative profits at the beginning of the period by Ch$6,801.8 million, net of taxes by Ch$1,393.1 million. The above has implied that during the first half of 2004, unlike previous periods, only casualty rate corresponding to August2003/December2004 contract was accounted in results (6/17 of the total casualty rate estimated for the contract), through the application of the accrued criterion over provisions, which consists to acknowledge casualty rate in the coverage period, thus maintaining an adequate correlation between revenues and expenses in the period.

  Other Operating Expenses increased from Ch$6,844.3 million in 1H03 to Ch$7,801.5 million in 1H04, which equates to 14.0% or Ch$957.2 million. Of such deviation Ch$191.6 million stem from AFP Genesis and AFP Porvenir consolidation, so in local terms higher expenses increased by 11.7% or Ch$765.6 million. Fundamentally, in local terms, the above is explained by higher administration costs of Ch$902.0 million that, on one hand, stem from collection and pension payments externalization as the result of the reconversion process implemented at agencies intended to improve customer service and process efficiency and on the other hand, the hiring of outsourcing services related to be rendered to AFC that generates revenues perceived as an operating component. Partially offsetting the above are lower marketing expenses given less publicity carried out in the period and lower depreciation of computing devices.

  Operating Income increased by Ch$2,474.8 million or 14.8%, reaching Ch$19,169.6 million in 1H04. This good result is basically supported by the positive level reached by the operating revenues and by a moderate increase in the operating expenses stemming from

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the foreign affiliates' consolidation and, locally from administration expenses that are partially offset by savings in administrative personnel remuneration.

  Other Non-Operating Income (Expenses) decreased from an income of Ch$1,324.4 million in 1H03 to an income of Ch$474.0 million in 1H04, representing an unfavorable deviation of Ch$850.3 million. Behind the above are fundamentally lower results from affiliated companies (both local and foreign) by Ch$1,914.3 million. This deviation is partially offset by lower other non-operating income (expenses) by Ch$911.6 million resulting from earnings generated by the sale of 30% stake of AFP Porvenir in the Dominican Republic to the Progreso Group by Ch$579 million, adding higher revenues for renting own spaces that are not used by Provida.

  The Results in Affiliated Companies decreased from C$4,917.0 million in 1H03 to Ch$3,002.7 million in 1H04, representing a variation of Ch$1,914.3 million or 38.9%. At local level, lower results are explained by losses from two subsidiaries AFC and PreviRed.com that have not yet reached break-even point. Internationally speaking, results of affiliates were affected by Chilean peso appreciation respect to dollar (9.0%) as well as the weak performance reached by AFP Horizonte in Peru and AFORE Bancomer in Mexico, being the latter affected by the depreciation of local currency with respect to dollar. Adding to the above is the effect for Ch$861.7 million due to the exclusion of AFPC Porvenir’s results in Colombia after its sale.

		1H04	1H03	Change	%

Company	Country	(Million of constant Chilean pesos at June 30, 2004, except percentages)
Horizonte	Peru	964.2	1,182.7	(218.5)	-18.5%
Porvenir	Colombia	-	861.7	(861.7)	-100.0%
Bancomer	Mexico	2,226.3	2,826.9	(600.7)	-21.2%
Crecer	El Salvador	543.0	445.4	97.6	21.9%
DCV	Chile	30.8	31.8	(0.9)	-3.0%
PreviRed.com	Chile	(291.5)	(196.1)	(95.4)	48.7%
AFC	Chile	(470.1)	(235.4)	(234.7)	99.7%

TOTAL		3,002.7	4,917.0	(1,914.3)	-38.9%
In Peru, Provida Internacional is present in AFP Horizonte since 1993, having currently a 15.87% shareholding. During 1S04 this affiliate generated an income of Ch$964.2 million for Provida representing a decrease of Ch$218.5 million or 18.5% with respect to 1H03.This was supported basically by the appreciation of the Chilean peso respect to the dollar (9.0%), and the consequent impact by acknowledging its results, adding lower gains on mandatory investments. At June 2004, this subsidiary accounts for a total of 865,586 affiliates and assets under management for US$1,703 million, figures equivalent to market shares of 26% and 25% respectively, that situates it in first place in terms of affiliates and in third place regarding assets under management.

In El Salvador, AFP Crecer was created in September 2000 after the merger of AFP Porvenir, Prevision and Maxima, becoming the largest pension fund administrator in the country in terms of clients. At June 2004, the client portfolio reached 618,937 with funds under management by US$859.6 million, equivalent to market shares of 55% and 48% respectively. Provida Internacional has a 19.00% stake in AFP Crecer, which generated for Provida earnings of Ch$543.0 million in 1H04, implying a growth of 21.9% with respect to Ch$445.4 million obtained in 1H03 basically sustained by the favorable evolution of fee income given the larger average number of contributors.

Regarding Mexico, in November 2000, Provida Internacional purchased a 7.50% of AFORE Bancomer’s equity interest. Due to its contribution in results, this entity is considered as the largest investment and generates the highest earnings volume for Provida with Ch$2,226.3 million that equates to 59.6% of the total contributed by foreign affiliates during the semester. By comparing with 1H03, income from this affiliate decreased Ch$600.7 million or 21.2% as a result of the depreciation of local currency with respect to dollar (8.3%) between both periods, as well as the negative effect of Chilean Peso appreciation with respect to dollar (9.0%). In local terms, (Mexican pesos) the net benefit of the subsidiary dropped 8.3% basically as a result of higher operating expenses (administration and marketing) as well as the lower income generated by its investment in the collection entity. At June 2004, AFORE Bancomer maintains a client portfolio of 4,327,402 and funds under management of US$7,712.9 million, representing market shares of 13% and 21%, respectively, situating it in second place on the market in all relevant variables.

Finally, regarding Local Related Companies, these contributed a lower result for Provida of Ch$331.0 million, as a result of higher losses of two subsidiaries. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), that started-up its operations in October 2002 and where Provida is a shareholder with 38.10%, experimented a higher loss by Ch$234.7 million with respect to 1H03, fundamentally as a result of higher cost of collections and benefit payments, as well as assistance an communication services (statements) for affiliates. Additionally, lower results of PreviRed.com, an electronic collection company where Provida is also a shareholder with 37.98%, implied a loss of Ch$291.5 million for the Company in 1H04, representing a negative variation of Ch$95.4 million with respect to 1H03 since it has not yet reached its break-even point. Finally, “DCV Investments” (DCV) implied for Provida earnings for Ch$30.8 million during the period, a decrease of 3.0% (Ch$0.9 million) over 1H03. In this company whose main purpose is to invest in entities dedicated to public offering securities, Provida participates with a 23.14% stake being the rest of its main shareholders other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), where other financial institutions also participate.

  Interest Expenses decreased by Ch$62.8 million or 9.4% supported by the fact that the long-term debt has been reduced in more than 70% in the syndicated loan and with related companies given amortization in the period. However, this has been partially offset by temporary financing requirements of working capital increasing the use of bank credit lines in 21% with the consequent impact in expenses for interest concept.

  The loss for Price Level Restatement of Ch$316.9 million for 1H04 represents a positive variation of Ch$189.2 million with respect to the loss of Ch$506.1 million recorded in 1H03. This deviation is explained by the lower inflation applied over the Company's net liability exposure, which reached 0.8% in 1H04 while in 1H03 it reached 1.2%.

  At June 30, 2004, Income Taxes recorded a higher expense of Ch$1,105.6 million with respect to 1H03, basically supported by higher earnings generated in the period and the increase of tax rate from 16.5% to 17.0%. Adding to the above are adjustments on tax expenses basically referred to differed taxes in light of 2003 tax liquidation made in April 2004.

  Total Assets at June 30, 2004 reached Ch$231,814.3 million, an increase of Ch$1,044.3 million with respect to the end of June 2003. This variation is explained, by an increase of Ch$10,696.6 million on mandatory investments, as a result of the normal contributions registered by the growing client salary base, as well as returns generated by pension funds. However, the above is partially offset by the lower level of current assets of Ch$6,683.6 million originated by lower tradable values given the liquidation of national mutual funds maintained in 2003 used to finance the Company’s working capital requirements. It adds up to it, the decrease in other assets by Ch$4,019.1 million stemming from lower investments in related companies resulting from the sale of AFPC Porvenir in Colombia carried out in September 2003.

  Total Liabilities decreased by Ch$3,340.4 million or 5.0%, from Ch$66,925.1 million in 1H03 to Ch$63,584.8 million in 1H04. The latter is the result the reduction of the long-term debt with banks and related companies assumed to finance mergers and acquisitions that decreased by Ch$8,377.5 million (short and long term portions) due to the amortizations carried out in 12 months (July 2003-June 2004). Partially offsetting the above are obligations with banks and financial institutions stemming from temporary requirements to finance working capital increasing use of credit lines by Ch$5,242.1 million.

  Shareholders’ Equity increased Ch$4,384.7 million or 2.7%, from Ch$163,840.8 million at June 30, 2003 to Ch$168,225.5 million at end June 2004. This evolution is explained by the generation and retention of earnings by Ch$7,168.4 million, partially offset by lower other reserves by Ch$2,868.6 million due to the drop effect in exchange rate applied in the conversion of Provida Internacional’s investments accounted in dollars and its exchange rate effect recognized in the account “cumulative adjustment by exchange rate” in equity.

  The Exchange Rate at June 30, 2004 was Ch$636.30 per dollar, while at the same date of the previous year this was Ch$699.12 per dollar. During 1H04, it was registered a depreciation of Chilean peso with respect to dollar of 7.2%, while during 1H03 an appreciation of 2.7% was recorded.

CONSOLIDATED INCOME STATEMENT

	1H04	1H03	Change	% Change
	(Million of constant Chilean pesos at June 30, 2004, except percentages)
OPERATING REVENUES
Fee income	53,508.6	49,185.1	4,323.5	8.8%
Gains on mandatory investments	3,562.5	5,241.2	(1,678.7)	-32.0%
Rebates on L&D insurance	779.8	748.1	31.7	4.2%
Other operating revenues	1,853.8	1,442.2	411.6	28.5%

Total Operating Revenues	59,704.6	56,616.5	3,088.1	5.5%

OPERATING EXPENSES
Administr. personnel remunerations	(7,513.4)	(8,437.0)	923.7	-10.9%
Sales personnel remunerations	(4,291.6)	(4,327.7)	36.1	-0.8%
L&D insurance	(20,928.6)	(20,312.7)	(615.9)	3.0%
Other operating expenses	(7,801.5)	(6,844.3)	(957.2)	14.0%

Total Operating Expenses	(40,535.1)	(39,921.8)	(613.3)	1.5%

OPERATING INCOME	19,169.6	16,694.8	2,474.8	14.8%

OTHER INCOME (EXPENSES)
Gains on investments	73.5	44.6	28.9	64.9%
Profit (loss) in affil. companies	3,002.7	4,917.0	(1,914.3)	-38.9%
Amortization of goodwill	(2,643.6)	(2,515.0)	(128.5)	5.1%
Interest expense	(606.4)	(669.2)	62.8	-9.4%
Other income net	964.7	53.1	911.6	1715.3%
Price level restatement	(316.9)	(506.1)	189.2	-37.4%
Total Other Income (Expenses)	474.0	1,324.4	(850.3)	-64.2%

INCOME BEFORE TAXES	19,643.6	18,019.1	1,624.5	9.0%
INCOME TAXES	(3,275.8)	(2,170.2)	(1,105.6)	50.9%

NET INCOME	16,367.8	15,848.9	518.9	3.3%

CONSOLIDATED BALANCE SHEET

	1H04	1H03	Change	%
	(Million of constant Chilean pesos at June 30, 2004, except percentages)
ASSETS
Current Assets	11,871.9	18,555.5	(6,683.6)	-36.0%
Marketable Securities - Reserve	97,023.6	86,327.0	10,696.6	12.4%
Premises and Equipment	25,714.2	24,663.8	1,050.5	4.3%
Other Assets	97,200.5	101,219.7	(4,019.1)	-4.0%

TOTAL ASSETS	231,810.3	230,765.9	1,044.3	0.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	59,954.4	59,632.5	321.8	0.5%
Long-Term Liabilities	3,630.4	7,292.6	(3,662.2)	-50.2%

Minority Interest	0.1	0.1	0.0	1.8%

Shareholders´ Equity	168,225.5	163,840.8	4,384.7	2.7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	231,810.3	230,765.9	1,044.3	0.5%

CONSOLIDATED CASH FLOW STATEMENT

	1H04	1H03	Change	%
	(Million of constant Chilean pesos at June 30, 2004, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	14,531.1	9,904.1	4,627.0	46.7%
Total Operating Revenues	61,729.4	54,936.4	6,792.9	12.4%
Total Operating Expenses	(47,198.2)	(45,032.4)	(2,165.9)	4.8%

CASH FLOW FROM FINANCING ACTIVITIES	(16,913.2)	(5,132.4)	(11,780.8)	-229.5%

CASH FLOW FROM INVESTING ACTIVITIES	2,092.4	4,400.3	(2,307.9)	-52.4%

TOTAL NET CASH FLOW	(289.7)	9,171.9	(9,461.7)	-103.2%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER 2004 (2Q04)

Net Income of the second quarter 2004 reached Ch$8,602.5 million, representing a decline of 1.4% or Ch$120.2 million with respect to 2Q03. The latter is explained by non-operating component of results basically refereed to lower earnings generated by affiliated companies and the higher loss recorded in price level restatement. On the contrary, in operating terms the Company shows a good performance despite the weak behavior observed in gains on mandatory investments, highlighting the Core Business result defined as the difference between fee income and operating expenses that increased Ch$4,049.0 million or 89.1% .

	2Q04	2Q03	Change	%

	(Million of constant Chilean pesos at June 30, 2004, except percentages)
Operating Income	10,434.4	9,328.3	1,106.0	11.9%
Total Operating Revenues	29,208.7	29,242.7	(34.0)	-0.1%
Total Operating Expenses	(18,774.4)	(19,914.4)	1,140.0	-5.7%

Other Income (Expenses)	(184.9)	920.6	(1,105.4)	-120.1%

Income Taxes	(1,647.0)	(1,526.2)	(120.7)	7.9%

Net Income	8,602.5	8,722.7	(120.2)	-1.4%
  In operating terms, the favorable result obtained in fee income is highlighted given higher collection levels, that however was offset by lower gains on mandatory investments due to the negative returns observed during April and May 2004. Regarding operating expenses, savings in most of their components were recorded, remuneration to administrative and sales personnel and expenses of L&D Insurance, excepting higher administrative expenses associated with the external collection and pension payments externalization sustained by the reconversion process in agencies, and services rendered to AFC.

  The non-operating result shows a decrease with respect to the same quarter of last year originated by lower earnings obtained by related companies. These companies were internationally affected by AFORE Bancomer’s performance in Mexico and AFP Horizonte in Peru, adding the exclusion of AFPC Porvenir in Colombia after its sale in September 2003, whereas locally there are higher losses generated by affiliates PreviRed.com and AFC. Adding to the above, is higher loss in price level restatement giver higher inflation applied over the Company’s net liability exposure (0.7% in 2Q03 versus 1.3% for 2Q04. Besides there are losses by the exchange rate effect of Provida Internacional caused by the Chilean peso depreciation with respect to dollar (3.2%) which compares with earnings obtained in 2Q03 sustained by the appreciation of Chilean peso with respect to dollar (4.4%). Partially compensating the above effects are higher non-operating income due the sale of 30% stake of AFP Porvenir in the Dominican Republic to the Progreso Group in May 2004.

  Earnings per share (each ADR represents fifteen shares) during the quarter reached Ch$25.96 (Ch$26.33 in 2Q03). At the end of 2Q04, the total number of shares stood at 331,316,623, the same as the 2Q03.

  Operating Revenues ascended to Ch$29,208.7 million in 2Q04, representing a slightly decrease of 0.1% or Ch$34 million with respect to 2Q03. Behind this, is an important increase of fee income given the positive evolution of collection levels, offset by the significant decline in gains on mandatory investments affected by negative returns obtained by all pension funds during April and May 2004.

13

•	Fee income increased 11.9% or Ch$2,909.0 million with respect to 2Q03, reaching Ch$27,368.0 million during the period. This result is based on the sustained upward trend evidenced by collection levels that during the quarter surpassed 9.5% the cumulative collection in 2Q03. Regarding clients, the average number of contributors ascended to 1,465,589 during the second quarter of 2004, where Provida maintained its leading position with a market share of 41.0% at June 2004.

•	Gains on Mandatory Investments during 2Q04 reached Ch$524.1 million, a significant lower result of Ch$3,818.2 million compared to 2Q03. This negative variation of Ch$3,294.1 million is fundamentally explained by the negative average returns obtained in April and May 2004, adding to the comparative basis in 2Q03 where the recovery observed by local and foreign stock markets originated extraordinary returns. In figures, during the quarter stock markets exhibited a weak performance both local (IPSA +1.7%, IGPA +0.6%) and internationally (Dow Jones +0.8%, Nasdaq +2.7%, MSCI US Value +0.7%, MSCI Europe ex UK +1.1%, Nikkei -3.6%). Meanwhile, the same period last year recorded outstanding results boosted by the recovery of stock markets, local (IPSA +21.7, IGPA +18.0%) and foreign stocks (Dow Jones +12.4%, Nasdaq +21.0%, MSCI US Value +15.8%, MSCI Europe ex UK +15.3%, Nikkei +12.0%).

•	Operating Expenses reached a total of Ch$18,774.4 million during the quarter, representing a decrease of 5.7% or Ch$1,140.0 million with respect to 2Q03, and 7.0% or Ch$1,360.4 million if the effect of consolidated affiliates is excluded. In local terms, it highlights in this evolution savings obtained in most operating expenses’ components, both referred to lower remunerations (both administrative and sales personnel) for a total of Ch$981.2 million and by the lower cost of L&D insurance of Ch$565.4 million. The exception rely on other operating expenses that locally present a deviation of Ch$186.2 million which correspond as in the semester to administration costs associated with externalization process and services rendered to AFC.

•

The Administrative Personnel Remunerations reached Ch$3,805.6 million in 2Q04, which implies a decrease of Ch$527.1 million or 12.2% with respect to the level obtained during 2Q03. This variation included consolidation effect of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic, the latter was only consolidated from September 2003 onwards, so in local terms, the favorable evolution ascends to Ch$586.4 million or 14.2%. The above is basically explained by lower severance payments since an extraordinary retirement plan was in force in 2Q03 and, adding lower expenses in seniority rewards given the modification in the way of acknowledging this cost (proportionally to working years and not only when required seniority stage was reached) made in May 2003 and therefore, 2Q03 included the cumulative effect.

Additionally, the average staff of administrative personnel has maintained a downward trend declining a 2.5% with respect to 2Q03 from an average of 1,076 to 1,048 administrative personnel.

•

Sales Personnel Remuneration decreased from Ch$2,348.3 million in 2Q03 to Ch$2,034.1 million in 2Q04, implying a lower expense of Ch$314.2 million (13.4%). The above sustained by a decrease in the expense’s variable component (rewards and commissions) resulting from lower extraordinary incentives for transfers in 2Q04. If both periods are compared, the 2Q03 recorded higher commercial activity in the industry generated by the Multiple Funds start up that strengthened AFPs competitiveness regarding voluntary pension savings.

Additionally, the 2Q04 recorded lower expenses in severance payments as a consequence of sales staff rationalization carried out in 2Q03 in order to maintain highly productive sales agents with a profile more oriented to pension advisory. In figures the average number of sale agents decreased from 636 in 2Q03 to 569 2Q04, representing a drop of 10.5%.

•

Regarding Life and Disability Insurance (L&D) expense, it reached Ch$9,000.9 million during 2Q04, lower by Ch$565.4 million or 5.9% to the figure recorded during the same period last year. Even though temporary premium increased Ch$857.7 million as a result of higher collection levels, lower provision for unfavorable casualty rate made in 2Q04 (Ch$1,426.0 million) explained this deviation.

As mentioned in the analysis of the semester, in June provisions for casualty rate were acknowledged and charged to cumulative results (equity) corresponding to previous periods. The latter in order to maintain and adequate correlation between revenues and expenses of each period and in this way to reflect results of business management for each period. Therefore and unlike previous periods, during the second quarter of 2004 provisions for casualty rate correspond only to the current policy in force, not being affected by those provisions corresponding to contracts whose coverage period has expired.

•	The Other Operating Expenses increased by 7.3% or Ch$266.7 million, from Ch$3,658.8 million recorded in 2Q03 to Ch$3,925.6 million in 2Q04. Within this evolution is the consolidation effect of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic, the latter was consolidated from September 2003 onwards, that together contributed with a negative deviation of Ch$80.5 million. In local terms, the negative deviation ascends to Ch$186.2 million or 5.3% basically due to higher administration costs of Ch$365.6 million referred to the external collection and pension payments externalization. The latter as a result of reconversion process implemented at agencies and rationalization of administrative structures, as well as the hiring of outsourcing services basically to render services to AFC, which generates revenues perceived as an operating component. Partially offsetting this, are lower marketing expenses of Ch$166.5 million since publicity efforts were carried out to reinforce the brand image in 2Q03.

•	Operating Income totaled Ch$10,434.4 million, representing an increase of 11.9% or Ch$1,106.0 million with respect to 2Q03 sustained by the favorable performance of the Core Business’ components (defined as the difference between fee income and operating expenses) partially offset by the weak performance obtained by gains on mandatory investments.

•	Other Non-Operating Revenues (Expenses) diminished from an income of Ch$920.6 million in 2Q03 to a loss of Ch$184.9 million in 2Q04, representing an unfavorable variation of Ch$1,105.4 million (120.1%). The above caused by lower earnings from related companies (local and foreign) by Ch$1,617.1 million (59.6%) and higher losses in price level restatement by Ch$202.1 million (74.9%). The latter resulting from the peso depreciation effect respect to US dollar during the quarter (3.2%) over the current account maintained with Provida Internacional that is compared with earnings obtained in 2Q03, resulting from peso appreciation in that period (4.4%). Adding up to the above is the lower inflation applied over Provida’s net liability exposure (1.3%% in 2Q04 versus 0.7% in

2Q03). Partially offsetting the above are higher non-operating revenues by Ch$732.3 million (869.4%) due to the profit of Ch$579 million stemming from the sale of 30% stake of AFP Porvenir in the Dominican Republic to Progreso Group and higher revenues for renting own spaces that are not used by Provida.

•	The Results in Affiliated Companies decreased by 59.6% or Ch$1,617.1 million from Ch$2,711.1 million in 2Q03 to Ch$1,094.0 million in 2Q04. This variation is explained by lower results in both local and foreign affiliates, the latter recording a negative variation of Ch$1,404.2 million by lower earnings generated by AFORE Bancomer in Mexico (Ch$636.5 million) and AFP Horizonte in Peru (Ch$146.9 million), adding the exclusion of earnings generated by AFPC Porvenir in Colombia (Ch$630.5 million) after its sale in September 2003. Locally, the negative deviation stems from higher losses in affiliates that have not yet reached break-even point, PreviRed.com (Ch$67.0 million) and AFC (Ch$142.4 million).

		2Q04	2Q03	Change	%

Company	Country	(Million of constant Chilean pesos at June 30, 2004, except percentages)

Horizonte	Peru	307.8	454.6	(146.9)	-32.3%
Porvenir	Colombia	-	630.5	(630.5)	-100.0%
Bancomer	Mexico	971.1	1,607.6	(636.5)	-39.6%
Crecer	El Salvador	248.6	239.0	9.7	4.1%
DCV	Chile	10.9	14.5	(3.6)	-24.6%
PreviRed.com	Chile	(158.9)	(91.8)	(67.0)	73.0%
AFC	Chile	(285.6)	(143.2)	(142.4)	99.4%

TOTAL		1,094.0	2,711.1	(1,617.1)	-59.6%

•	Interest Expenses of Ch$320.6 million presents a decrease of Ch$57.4 million or 15.2%. Although the above includes the lower level of long term debt given amortizations made during the period, such effect is partially offset by the larger temporary use of short term lines to finance the Company’s working capital.

•	Income Tax for the period exceeded Ch$120.7 million or 7.9% respect to 2Q03, basically as a result of the higher prevailing tax rate for this year (from 16.5% to 17.0%) and to adjustments on tax expenses referred fundamentally to deferred taxes originated by 2003 tax liquidation made in April 2004.

•	The Exchange Rate for 2Q04 recorded a depreciation of 3.2%, figure that compares with the apreciation of 4.4% recorded in 2Q03.

CONSOLIDATED INCOME STATEMENT

	2Q04	2Q03	Change	% Change
	(Million of constant Chilean pesos at June 30, 2004, except percentages)
OPERATING REVENUES
Fee income	27,368.0	24,459.0	2,909.0	11.9%
Gains on mandatory investments	524.1	3,818.2	(3,294.1)	-86.3%
Rebates on L&D insurance	230.6	116.6	114.0	97.7%
Other operating revenues	1,086.1	848.9	237.2	27.9%

Total Operating Revenues	29,208.7	29,242.7	(34.0)	-0.1%

OPERATING EXPENSES
Administr. personnel remunerations	(3,805.6)	(4,332.8)	527.1	-12.2%
Sales personnel remunerations	(2,034.1)	(2,348.3)	314.2	-13.4%
L&D insurance	(9,009.0)	(9,574.5)	565.4	-5.9%
Other operating expenses	(3,925.6)	(3,658.8)	(266.7)	7.3%

Total Operating Expenses	(18,774.4)	(19,914.4)	1,140.0	-5.7%

OPERATING INCOME	10,434.4	9,328.3	1,106.0	11.9%

OTHER INCOME (EXPENSES)
Gains on investments	20.7	18.4	2.2	12.0%
Profit (loss) in affil. companies	1,094.0	2,711.1	(1,617.1)	-59.6%
Amortization of goodwill	(1,323.7)	(1,245.5)	(78.2)	6.3%
Interest expense	(320.6)	(378.0)	57.4	-15.2%
Other income net	816.6	84.2	732.3	869.4%
Price level restatement	(471.7)	(269.7)	(202.1)	74.9%

Total Other Income (Expenses)	(184.9)	920.6	(1,105.4)	-120.1%

INCOME BEFORE TAXES	10,249.5	10,248.9	0.6	0.0%
INCOME TAXES	(1,647.0)	(1,526.2)	(120.7)	7.9%

NET INCOME	8,602.5	8,722.7	(120.2)	-1.4%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: August 23, 2004	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: August 23, 2004	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.